[LOGO TO BE
                             CARLYLE GOLF, INC.                   INSERTED]

                              4,787,549 Shares


      This Prospectus relates to the offer and sale of 4,787,549 shares of common stock, par value $0.001 per share (the "Shares") of Carlyle Golf, Inc. (the "Company") by certain shareholders and option and warrant holders (the "Selling Shareholders") of the Company. The Shares may be sold from time to time by the Selling Shareholders, through ordinary brokerage transactions in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. See - "Selling Shareholders" and "Plan of Distribution."

      The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders.

      The Company's Common Stock, $0.001 par value per share (the "Common Stock") are traded on The Nasdaq Stock Market -- SmallCap Market under the symbol "CRLG". On May 28, 1997, the last reported sale price of the Company's Common Stock was $2.00.

                      THESE ARE SPECULATIVE SECURITIES.
               SUCH SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                        SEE "RISK FACTORS" AT PAGE 4.

-------------------------------------------------------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
         ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------

      No person has been authorized to give any information or to make any representation other than those contained in the Prospectus in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create any implication that the information herein is correct as of any time subsequent to the date hereof.

                      --------------------------------


                 The date of this Prospectus is May 29, 1997

                            AVAILABLE INFORMATION

      Carlyle Golf, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement" ) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. Such information, including exhibits and schedules to the Registration Statement incorporated by reference therein, can be inspected and copied at the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C 20549. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street NW., Washington, D.C. 20549, and at the following regional offices of the
Commission: 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov/edgarhp.htm that contains reports, proxy and information statements and other information concerning registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq SmallCap Market. Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

      This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to Jerome M. Hause, President, Carlyle Golf, Inc., 10550 East 54th Avenue, Unit E, Denver, Colorado 80239, telephone number 303/371-2889.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference
(Commission File No. 0-24160):

      1. Annual Report on Form 10-KSB for the year ended October 31, 1996, filed January 21, 1997;

      2. Quarterly Report on Form 10-QSB for the quarter ended January 31, 1997, filed March 17, 1997;

      3.  Form 8-A (Commission File No. 0-24160) effective August 12,
1994;

      4. Current Reports on Form 8-K dated January 24, 1997 and filed February 10, 1997, and Amendment No. 1 on Form 8-K/A dated January 24, 1997 and filed April 9, 1997.

      All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          A copy of the documents incorporated by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus), may be obtained upon request without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be made to Carlyle Golf, Inc., 10550 East 54th Avenue, Unit E, Denver, Colorado 80239, Attention: Jerome M. Hause, President, telephone number (303)371-2889. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov/edgarhp.htm.


                                 The Company

     Carlyle Golf, Inc., a Colorado corporation formed in September of 1992, is engaged in the design, contract for manufacture and marketing of men's golf apparel. The Company markets Carlyle apparel to resorts, golf pro shops located on golf courses in the United States and throughout the world, major golf tournament events and corporations. In addition, as a result of its recent acquisition of substantially all of the assets of Star Point Enterprises, Inc., d/b/a Pro-Line Cap Company ("Star Point"), the Company manufactures and sells high quality sized and adjustable athletic and golf headwear under the Pro-Line name into the licensed products, college, team dealer, corporate and golf markets across the United States. The Company plans to expand Pro-Line's golf market segment to complement its own men's apparel line which currently includes knit, woven and wind shirts, shorts and sweaters all sold under the Carlyle(TM) label, and to serve its existing customer base.

      Since its formation, the Company has focused on developing its products, marketing strategy, and distribution network as the foundation for growth. In particular, the Company obtained endorsements of the Company's products by PGA Touring Professionals, formed an Advisory Council which includes 25 golf professionals employed by golf clubs, country clubs, and resorts who advise the Company on design and marketing of the Company's products, and organized a network of approximately 33 experienced, independent sales representatives. The Company's offices are located at 10550 East 54th Avenue, Unit E, Denver, Colorado 80239, and its telephone number is 303/371-2889.

                                RISK FACTORS

      An investment in the Company involves a high degree of risk. In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating an investment in the Company.

      RELATIVELY NEW COMPANY. The Company began operations in 1993 and thus is subject to various risks typical of young companies including uncertainty as to whether it will be able to generate sufficient sales revenues to cover its fixed and other costs. The continuation of the Company for an extended period is dependent upon achieving adequate gross profit margins to realize profitable operations. There can be no assurance that the Company will realize earnings from operations or net profits in the future.

      SEASONALITY OF GOLF APPAREL SALES. Golf apparel sales are seasonal in nature. The Company anticipates that the greatest amount of sales will occur from March to September of each year. There is also a selling season for apparel from October through December which takes place primarily in warmer states such as Florida, Arizona and California. The seasonal nature of golf apparel sales will result in variations in the Company's net sales and operating results on a quarterly basis.

      RAW MATERIALS AND SUPPLIERS. A major risk in the apparel industry is the reliance upon mills to deliver fabric and trim on time and according to specifications. The Company is dependent upon its ability to obtain quality fabrics to meet its sales requirements. Significant delivery delays or delivery of a substantial amount of defective fabric or trim could have a material adverse effect upon the scheduling of production and, consequently, the Company's ability to make timely delivery of products to its customers. Although the Company has not experienced any significant problems with obtaining fabric to date, it cannot be certain that it will be able to obtain all of the fabrics needed to meet its anticipated sales in the future.

      DEPENDENCE ON KEY PERSONNEL. The success of the Company is highly dependent upon the services of William A. Clymor, Jerome M. Hause, Warren
F. Mack, Grant M. Beeman, Wendy K. Williams, and other key personnel. The loss of the services of such key personnel could adversely affect the Company and its business. The Company may also require the services of additional executive personnel in the future. There can be no assurance that the Company will be able to retain these individuals or to attract qualified individuals to replace the loss of any key personnel or to satisfy additional executive personnel requirements. The Company does not carry key man life insurance on any of its personnel.

      COMPETITION. The golf apparel and athletic headwear businesses are highly competitive with a large number of competitors and relatively low barriers to entry into the market. While many of these competitors are larger and better financed than the Company, management believes that its products, pricing and distribution methods compare favorably to those of many of its competitors. Naturally, however, there can be no assurance that the Company will not be adversely affected in the future by competitive pressures from one or more other golf apparel or athletic headwear companies.

      VARIATIONS FROM SALES FORECASTS. The Company places orders and establishes the production schedules for its fabric suppliers and contract manufacturers well in advance of deliveries to its customers based on its internal sales forecasts. The Company does so in order to ensure that it has sufficient inventory to avoid significant delays in its customer deliveries. If the Company's forecast of sales of a particular line is inaccurate, the Company could be faced with either excessive or insufficient inventory. A substantial variation from anticipated sales could have a material adverse affect on the Company's business.

      LIQUIDITY AND CAPITAL RESOURCES. To date, the Company has financed its operations with a combination of a bank line of credit, proceeds from the Company's initial public offering in 1994 and the sale of private equity. There can be no assurance that the line of credit will continue to be available or that additional capital resources will be available to the Company. In connection with the acquisition of Star Point Enterprises, Inc. in January of 1997, the Company borrowed $1,243,000 and agreed to use its best efforts to obtain additional capital financing sufficient to repay this debt, and allow the Company to retain $800,000. The Company also assumed liabilities in the approximate amount of $3,000,000 in connection with the acquisition.

      PRODUCT DESIGN AND MARKETING STRATEGY. The Company's success is dependent upon its ability to design, produce and project a marketing image for golf apparel and athletic and golf headwear which will generate sales at favorable prices through the marketing channels utilized by the Company. The Company is, therefore, dependent upon its key personnel to develop designs and marketing strategies which distinguish its apparel favorably from the apparel of its competitors. While the Company believes that its designs and its marketing strategy will be successful, there can be no assurance that they will generate sufficient sales revenues to make the Company profitable.

      ABSENCE OF COPYRIGHT PROTECTION OF DESIGNS. The design of men's golf apparel is subject to rapid changes, and thus the Company does not intend to apply for copyrights of its designs. The Company primarily relies upon nondisclosure agreements and the laws of unfair competition to protect its designs and other proprietary information, to the extent that such measures and protections are available or obtainable. The misappropriation or unauthorized disclosure of such designs or other proprietary information may have an adverse affect on the Company's business.

      DEPENDENCE ON OUTSIDE CONTRACTORS. Other than the headwear, which the Company manufactures itself, the Company relies on outside contractors for the manufacture of its products. Delays in manufacturing or delivery of finished product to the Company could have a material adverse effect on the Company's sales. The Company does not have any long-term agreements with outside contractors to manufacture its products, but instead contracts with various manufacturers to avoid undue dependence on any contractor or group of contractors.

      TRADEMARKS. The Company's gold apparel products are sold under the Carlyle label using the Company's logo of a stylized "C", which is a registered trademark. The Company's application for registration of the name "Carlyle" as a trademark was rejected by the United States Patent and Trademark Office ("USPTO") on account of the use of a similar name on apparel by a hotel company. The Company plans to continue to use the Carlyle name notwithstanding the USPTO action and may seek a license or waiver from the potentially conflicting user cited by the USPTO. If a license or waiver is not obtained from the hotel company, the Company will have to rely on whatever common law trademark rights it may have, which rights may be limited. No assurance can be given that the Company will be able to protect its trademarks from conflicting uses or claims of ownership. It is possible that the Company will be required to change its trademarks to avoid conflict with prior third party users. The Company could be adversely affected if it is unable to protect its trademarks from conflicting users or claims of ownership or if it becomes necessary to change its name.

      DIVIDENDS NOT LIKELY. The Company does not anticipate paying any dividends on the shares of Common Stock offered hereby within the foreseeable future.

      VOLATILITY OF STOCK PRICES. The market price of the Common Stock may be significantly affected by factors such as variations in the Company's results of operations and market conditions in the golf apparel and athletic and gold headwear industry in general. Market prices may also be affected by movements in prices of securities in general. Although the Common Stock is traded on the Nasdaq SmallCap Market, there is no assurance that it will remain eligible to be included on Nasdaq.


                               USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Shareholders. The Company may, however, receive proceeds upon the exercise of the 1,928,800 Redeemable Warrants for the exercise price of $4.50 per Share, the exercise of the 170,000 Representative's Warrants for the exercise price of $3.90 per Share, the exercise of the 170,000 Representative's Warrants for the exercise price of $0.325 per Warrant, and the exercise of the 170,000 Underlying Warrants for the exercise price of $4.50 per Share. See "Plan of Distribution - Redeemable Warrants" and "Plan of Distribution - Representatives
Warrants." The Company may also receive proceeds upon the exercise of Mr. Anton's option to purchase 200,000 shares in the amount of $2.08 per Share and upon exercise of The Wallach Company's option to purchase 100,000 Shares in the amount of $1.80 per Share. See "Plan of Distribution -
Asset Purchase Agreement." The proceeds of such exercise, if any, will be used by the Company for working capital. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker-dealers through whom they sell any of the Shares.

                            SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. None of the Selling Shareholders within the past three years has had any material relationship with the Company or any of its affiliates except as described below.



                                                     Shares to be
                                                     Beneficially
                               No. of     No. of       Owned on
                               Shares     Shares      Completion
Name of                     Beneficially   Being        of the
Selling Shareholder             Owned     Offered      Offering

                                                   Number  % of Class

Carl A. Militello, Jr.    170,000(1)    170,000        0       *
Eugene L. Neidiger         44,000(1)     44,000        0       *
Anthony B. Petrelli        39,000(1)     39,000        0       *
Charles C. Bruner          54,000(1)     39,000   15,000       *
Robert L. Parrish          20,000(1)     20,000        0       *
J. Henry Morgan            14,000(1)     14,000        0       *
Gina L. Neidiger            5,000(1)      5,000        0       *
John J. Turk, Jr.           5,000(1)      5,000        0       *
Randall S. Mallett          4,000(1)      4,000        0       *
The Wallach Company, Inc. 100,000(2)    100,000        0       *
Laurence H. Anton         522,875(3)    522,375      500       *
Kenneth R. LaBounty(4)     1,572,213  1,572,213        0       *
William A. Clymor         682,212(5)    309,712  372,500   6.7%
W. Clayton Cole            64,523(6)      6,273   58,250   1.1%*
Wendy K. Williams           8,225(7)      3,125    5,100       *
Jerome M. Hause            96,539(8)      3,119   93,420   1.7%
G. Richard Oscarson        30,247(9)      1,247   29,000       *
Warren F. Mack            63,812(10)        312   63,500   1.2%
Michael D. Reid(11)        50,311           311  50,000*
Grant M. Beeman           33,562(12)         62   33,500       *

* Less than one percent


(1) Consists of Shares included in the Representative's Warrants and the Shares issuable upon exercise of the Underlying Warrants included in the Representative's Warrants. The Representative's Warrants were issued to certain officers of the underwriter in connection with the Company's initial public offering declared effective August 12, 1994. See - "Representative's Warrants" below.
(2)   Consists of options to purchase 100,000 Shares.
(3) Includes 322,375 Shares owned by Star Point Enterprises, Inc. Also includes options to purchase 200,000 Shares. Does not include 528,174 shares of Common Stock issuable upon the conversion of 1,320,432 shares of Preferred Stock which are not currently convertible and which are owned by family members of Mr. Anton. Mr. Anton disclaims beneficial ownership of such shares. Mr. Anton has been a Director of the Company since January 25, 1997, shortly after the Company acquired substantially all of the assets of Star Point Enterprises, Inc. of which Mr. Anton was and is the sole shareholder. See - "Asset Purchase Agreement."
(4) 1,262,501 Shares being offered by Mr. Labounty herein are subject to an Escrow Agreement executed in connection with the Company's initial public offering. Mr. LaBounty serves as a Director of the Company.
(5) Includes 309,712 Shares owned by Clymor Partners, Ltd. L.L.P. Also includes options to purchase 300,000 Shares, but does not include options for an additional 200,000 shares which are not currently vested. Mr. Clymor serves as Chief Executive Officer, Chairman of the Board and a Director of the Company.
(6) Includes options to purchase 3,000 Shares. Mr. Cole serves as a Director of the Company.
(7) Includes options to purchase 5,100 Shares, but does not include options for an additional 10,000 shares which are not currently vested. Ms. Williams serves as Vice President of Finance, Secretary and Treasurer of the Company.
(8) Includes options to purchase 92,420 Shares, but does not include options for an additional 60,000 shares which are not currently vested. Mr. Hause serves as President, Chief Operating Officer and a Director of the Company.
(9) Includes options to purchase 9,000 Shares. Mr. Oscarson served as a Director of the Company from September 1992 to October 1996.
(10) Includes options to purchase 10,500 Shares, but does not include options for an additional 10,000 shares which are not currently vested. Mr. Mack serves as Senior Vice President - Sales and Marketing for the Company.
(11) Mr. Reid served as a Director of the Company from September 1992 to October 1996.
(12) Includes options to purchase 8,500 Shares, but does not include options for an additional 10,000 shares which are not currently vested. Mr. Beeman serves as Vice President of Design and Manufacturing of the Company.


                            PLAN OF DISTRIBUTION

      All of the Shares offered hereby are being offered by the Selling Shareholders. The Shares will be offered from time to time (i) at market prices prevailing on the Nasdaq SmallCap Market at the time of offer and sale or at prices related to such prevailing market prices, (ii) in negotiated transactions, or (iii) a combination of such methods of sale. The Selling Shareholders may effect such transactions by offering and selling the Shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

      The Company has advised the Selling Shareholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised the Selling Shareholders that, in the event of a "distribution" of the Shares, the Selling Shareholders, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 (the "Exchange Act") until his or its participation in that distribution is completed. A "distribution" is defined in Rule 10b-6(c)(5) as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. The Company has also advised the Selling Shareholders that Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purposes of pegging, fixing or stabilizing the price of the Company's Common Stock in connection with this offering.

      In the absence of this Prsospectus, those of the Selling Shareholders who are executive officers, Directors or other "affiliates" of the Company would be able to sell their Shares only subject to the limitations of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"). In general, under Rule 144 as currently in effect, an "affiliate" of the Company, or a person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell shares which are "restricted securities" which have been held for at least two years without regard to the limitations contained in Rule 144. The executive officers, Directors or other "affiliates" of the Company will not be subject to the foregoing restrictions when selling Shares pursuant to this Prospectus.

      Under Section 16 of the Securities Exchange Act of 1934, executive officers, Directors, and 10% or greater shareholders of the Company will be liable to the Company for any profit realized from any purchase and sale (or any sale and purchase) of Common Stock within a period of less than six months.

      In connection with the Company's initial public offering in 1994, Mr. LaBounty, a Director and shareholder of the Company, and certain other of the Selling Shareholders, entered into escrow agreements with certain states which restrict the sales of the shares of the Company's Common
Stock they held at that time. Under an escrow agreement with the State Securities Commissioner of Texas, 1,262,501 of the shares owned by Mr. LaBounty which are being registered hereby may not be sold until the earlier to occur of: (i) such time as the Company has fully diluted net earnings per share of Common Stock of at least 10% of the price per share in the initial public offering of $3.00 ("IPO Price"); (ii) such time as the Company, during any five consecutive fiscal years, has accumulated fully diluted net earnings per share at least equal to 30% of the IPO Price; (iii) such time as shares of the Company's Common Stock have traded in a reliable public market (e.g., either the New York Stock Exchange, the American Stock Exchange or Nasdaq National Market System) at 175% of the IPO Price for at least 90 consecutive trading days; (iv) when a tender offer or an offer to merge or otherwise acquire the Company's Common Stock is made pursuant to which all public shareholders of the Company will receive either cash, or securities equal in value to, at least one and one-half times the IPO Price; or (v) if not sooner released pursuant to
(i)-(iv) above, then 25% of the total shares in escrow owned by each shareholder subject to the escrow agreement will be released each year beginning on the fifth anniversary of the initial public offering and on each anniversary thereafter. To date, none of these conditions have been met.

      Under an escrow agreement required by the Arizona Securities Division, 698,789 of Mr. LaBounty's shares are held in escrow for a term of up to four years from the effective date of the initial public offering. All of the shares held under the Agreement will be released at such time as (i) shares of the Company's Common Stock trade at a price not less than 110% of the IPO price for 90 consecutive trading days; or (ii) the Company has earnings per share equal to 5% of the IPO Price for each of two consecutive years. If neither of these events has occurred by the end of the second year of the escrow agreement, one-eighth of the shares held in escrow are eligible to be released over each of the next eight calendar quarters.

REDEEMABLE WARRANTS

      In the Company's initial public offering, the Company sold 1,928,800 warrants to purchase shares of Common Stock (the "Redeemable Warrants") and reserved an equivalent number of shares of Common Stock for issuance upon exercise of such Redeemable Warrants. No fractional shares will be issued upon the exercise of the Warrants and the Company will pay cash in lieu of fractional shares.

      The Redeemable Warrants are subject to redemption by the Company at $.05 per Warrant on thirty (30) days written notice provided the last reported sale price of the Common Stock on Nasdaq is at least $5.40 for ten consecutive trading days ending five days prior to the notice of redemption.

      Each Redeemable Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $4.50. The right to exercise the Redeemable Warrants commenced 13 months after the August 12, 1994 public offering, i.e., September 12, 1995, and will terminate at the close of business on August 12, 1997. The Redeemable Warrants contain provisions that protect the Redeemable Warrant holders against dilution by adjustment of the exercise price in certain events including, but not limited to, stock dividends, stock splits, reclassifications or mergers. A Redeemable Warrant holder does not possess any rights as a shareholder of the Company. The shares of Common Stock, when issued upon the exercise of the Redeemable Warrants in accordance with the terms thereof, will be fully paid and non-assessable.

      So long as the Redeemable Warrants are outstanding, the Company has undertaken to file post-effective amendments to its initial public offering registration statement or to have another registration statement effective which permits the issuance and resale of Common Stock issuable upon exercise of the Redeemable Warrants. Because the exercise price of the Redeemable Warrants has been substantially higher than the trading prices of the Company's Common Stock on Nasdaq, however, the Company has not previously filed any such post-effective amendments or registration statements. While the trading price of the Company's Common Stock is still substantially lower than the exercise price, the Company may amend the terms of the Redeemable Warrants to extend the termination date or lower the exercise prices. As of the date hereof, the Company has not made a determination as to whether so to amend the terms of the Redeemable Warrants but reserves the right to do so. The Common Stock underlying the Redeemable Warrants is being registered herein.


REPRESENTATIVE'S WARRANTS

      Upon the closing of the Company's initial public offering ("IPO"), the Company sold to Neidiger/Tucker/Bruner, Inc., the underwriter for the offering (the "Representative"), for $100, Representative's Warrants to purchase 170,000 shares of Common Stock (the "Representative's Shares") and 170,000 warrants to purchase shares of Common Stock which are not subject to call by the Company (the "Underlying Warrants"). The prices at which the Representatives Shares and Underlying Warrants may be purchased upon exercise of the Representative's Warrants is $3.90 per Share and $0.325, respectively (130% of the IPO share and warrant offering prices). The price at which the Shares underlying the Underlying Warrant may be purchased upon exercise of the Underlying Warrants is $4.50 per Share.
The Representative's Warrants are exercisable for a 48-month period commencing one year from their date of issuance, August 12, 1994. The Representative's Warrants are not transferable except to officers of the Representative, subject to compliance with applicable securities laws.
The exercise price, number of shares of Common Stock and Underlying Warrants (including the number of shares of Common Stock issuable upon exercise of the Underlying Warrants) purchasable are subject to customary anti-dilution provisions. The Representative's Warrants contain certain "demand" rights to require, on any one occasion after August 12, 1995, that the Company file a registration statement with respect to the Underlying Warrants and/or Common Stock (including the Common Stock issuable upon exercise of such Underlying Warrants) issued upon exercise of the Representative's Warrants (the "Registrable Securities") in order to effect a public offering thereof, and "piggyback" rights to require the registration of such Common Stock on certain registration statements filed by the Company with the Securities and Exchange Commission. Such registration rights may be transferred to any subsequent holder of the Registrable Securities. Holders of Registrable Securities may exercise their demand registration rights with respect to all or part of their Registrable Securities provided, in either case, that the holders requesting registration represent not less than a majority of the Registrable Securities then outstanding. The Company has agreed to pay all expenses with respect to registration pursuant to the demand registration rights described above. The holders of the Representative's Warrants have exercised their "piggyback" rights in this instance so that all of the shares of Common Stock issuable pursuant to the Representative's Warrants (including the Common Stock issuable upon exercise of the Underlying Warrants) are being registered herein.


INVESTMENT AGREEMENT

      In January 1993 the Company and two of its officers entered into an Investment Agreement with Kenneth R. LaBounty. Pursuant to that agreement, Mr. LaBounty purchased 2,500,001 shares of Preferred Convertible Stock in three installments during 1993 for $0.32 per share, for a total of $800,000. The 2,500,001 shares purchased by Mr. LaBounty were converted into 1,250,001 shares of Common Stock at the time of the
Company's initial public offering in August, 1994.   The Investment
Agreement confers certain rights with respect to the registration of stock under the Securities Act upon Mr. LaBounty. Under the agreement, Mr. LaBounty, or his assigns, may require the Company to register his shares unless all of his shares may be sold without registration under Rule 144 promulgated under the Securities Act. Mr. LaBounty, or his assigns, may also require the Company to register those shares on any other registration statement filed by the Company under the Securities Act, except for filings on Forms S-4 or S-8. Mr. LaBounty, or his assigns, shall then have the right to up to three registrations on Form S-3 in any 12-month period thereafter until his shares have all been sold. The holders of shares participating in any of the foregoing registrations are required to share in their pro rata share of the underwriting discount and commissions, transfer taxes, fees and disbursements of counsel and accountants retained by the selling security holders but all other expenses are to be borne by the Company. Mr. LaBounty has exercised his right to include the 1,250,001 shares of Common Stock with the shares being registered herein.

STOCK PURCHASE AGREEMENT

      On April 1, 1996, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which all of the Company's executive officers and Directors purchased 633,873 shares of Common Stock. Pursuant to the agreement, the purchasers have certain registration rights with respect to the shares of Common Stock purchased. All of the purchasers have exercised their right and all of the shares of Common
Stock purchased are being registered herein.


ASSET PURCHASE AGREEMENT

      On January 24, 1997, the Company acquired substantially all of the assets of Star Point Enterprises, Inc. d/b/a Pro-Line Cap Company of Fort Worth, Texas ("Star Point"), a producer of high quality sized and adjustable athletic and golf headwear, pursuant to an Asset Purchase Agreement effective December 31, 1996 by and among the Company, Star Point and Laurence H. Anton ("Mr. Anton"), the President and sole shareholder of Star Point (the "Asset Purchase Agreement"). The purchase price for the acquired assets pursuant to the Asset Purchase Agreement totaled approximately $6.0 million, including approximately $4.8 million for certain assets necessary for the Company to operate the Star Point business (the "Transferred Assets"), approximately $600,000 for the purchase of the building located at 8224 White Settlement Road, Fort Worth, Texas, from Shirley G. Anton and Mr. Anton (collectively, the "Building Owner") and $325,008 payable to Mr. Anton for consulting services to be provided over three years. In connection with the acquisition, the Company also entered into lease agreements for properties located at 8314 White Settlement Road and 512 Jennings, both in Fort Worth, Texas.

      Payment of the purchase price for the Transferred Assets consisted of the assumption of certain liabilities totaling approximately $3.0 million; the assumption and simultaneous conversion of certain current and long-term debt totaling $976,489 into 976,489 shares of the Company's Convertible Preferred Stock pursuant to that certain Debt Conversion and Registration Rights Agreement effective December 31, 1996 by and among the Company, Star Point, Mr. Anton and the Building Owner (the "Star Point Registration Rights Agreement"); and the issuance of 322,375 shares of the Company's Common Stock to Star Point with an agreed upon value of $670,540, or $2.08 per Share (representing the average of the closing ask price of the Common Stock for the ten (10) trading days beginning five (5) trading days prior to January 9, 1997). The payment to the Building Owner consisted of the issuance of a secured promissory note in the principal amount of $223,421 and the issuance of 343,943 shares of the Company's Convertible Preferred Stock. The Company's Convertible Preferred Stock is convertible into Common Stock of the Company at a rate of .4 shares of Common Stock for each share of Preferred Stock converted, subject to certain adjustments.

      In connection with the acquisition, Star Point loaned to the Company the sum of $1,243,000, and the Company agreed to use its best efforts to obtain additional capital financing to repay this loan.

      The Company has entered into an agreement with Mr. Anton pursuant to which Mr. Anton will render certain consulting services to the Company for a period of three years following the acquisition, which will be paid in 36 monthly installments of $9,028. Mr. Anton also received from the Company a five-year option to purchase 200,000 shares of the Company's Common Stock at $2.08 per Share (the "Option").

      The holders of the Option, Common Stock and Convertible Preferred Stock issued in connection with this transaction are entitled to certain registration rights pursuant to the Registration Rights Agreement. Mr. Anton has exercised his right to include the shares of Common Stock owned by Star Point and the Shares which he would receive upon the exercise of the Option in the Shares being registered herein. Mr. Anton has agreed that he will limit sales of these shares under this Prospectus to that number of Shares that he would be permitted to sell if the sales were being made under Rule 144(e)(i) of the Securities Act.

      The Company engaged an investment banking firm, The Wallach Company, Inc. ("TWC"), to provide financial advisory services in connection with the transaction. TWC assisted the Company in determining an appropriate structure and purchase price to pay for the acquisition of Star Point. In addition to the fees for services rendered to the Company, TWC received from the Company five-year options to purchase 100,000 shares of Common Stock at $1.80 per Share. The Shares which TWC would receive upon the exercise of the options are being registered herein.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the shares of Common Stock and the Redeemable Warrants is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, #444, Denver, Colorado, 80202.


                                LEGAL MATTERS

      The validity of the securities to be offered hereby will be passed upon for the Company by Gorsuch Kirgis L.L.C., Denver, Colorado, counsel for the Company.


                                   EXPERTS

      The financial statements of Carlyle Golf, Inc. as of October 31, 1996 and 1995 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Star Point Enterprises, Inc. as of December 31, 1996 and 1995 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                        INDEMNIFICATION OF DIRECTORS

      The Stock Purchase Agreement and the Star Point Registration Rights Agreement provide that the Company and its officers, directors, and controlling shareholders are indemnified against losses arising out of any untrue statement of a material fact or any omission to state a material fact necessary to make the statements in the registration statement or prospectus, in light of the circumstances under which they were made, not misleading, to the extent that such untrue statement or omission is contained in any information or affidavit a Selling Shareholder furnished to the Company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.